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                             March 20, 2023

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7
       Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing, 100024, The People's Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Shell Company
Report on Form 20-F
                                                            Response Dated
February 14, 2023
                                                            File No. 001-38235

       Dear Alex Wu:

              We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 27, 2023 letter.

       Shell Company Report on Form 20-F Filed June 16, 2022

       Dada Auto Inc.
       Combined Statements of Loss and Other Comprehensive Loss, page F-49

   1. We note your response to comment 1. In future filings, please revise your results of operations discussion
in MD&A to quantify the amounts of incentives in excess of related revenues that were
reclassified to selling and marketing expenses for the periods presented and discuss the
underlying reasons for changes, if material.
              You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you
       have questions regarding comments on the financial statements and related matters.
 Alex Wu
NaaS Technology Inc.
March 20, 2023
Page 2




FirstName LastNameAlex Wu           Sincerely,
Comapany NameNaaS Technology Inc.
                                    Division of Corporation Finance
March 20, 2023 Page 2               Office of Trade & Services
FirstName LastName